

UN
SECURITIES AND
Washi

05044147

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Terribile (860) 767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Snyder & Haller, P.C.
(Name – *if individual, state last, first, middle name*)

30 Atwood Street (Address) Hartford (City) CT (State) 06105-1801 (Zip Code)

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2005
WASH, D.C.
185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY J. PISCOTTANO
Notary Public
My Commission Expires 04/30/07



Signature

FinOp

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Essex Financial Services

Audited Financial Statements

For Regulatory Filing

September 30, 2005

Table of Contents

SNYDER & HALLER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc.

We have audited the accompanying statements of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.



Hartford, Connecticut
November 11, 2005

30 Atwood Street • Hartford • Connecticut • 06105-1801 • 860 249-3900 • 860 247-8071 FAX

EssexFinancialServices

Statements of Financial Condition

September 30, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 743,048	$ 788,499
Securities owned, at market	-	13,545
Receivables from brokers or dealers	41,226	27,015
Other income receivable	184,134	157,806
Furniture, equipment, and leasehold improvements, net	174,618	177,179
Intangible asset, net	70,882	92,693
Other assets	106,058	89,627
Total assets	$ 1,319,966	$ 1,346,364
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 214,673	$ 360,308
Deferred revenue	156,849	130,342
Dividend payable	90,647	173,150
Other liabilities	237,333	62,099
Total liabilities	699,502	725,899
Commitments and contingent liabilities	-	-
Stockholders' equity		
Common stock, no par value; 2,000 shares authorized; 500 shares issued and outstanding	502,000	502,000
Retained earnings	118,464	118,465
Total stockholders' equity	620,464	620,465
Total liabilities and stockholders' equity	$ 1,319,966	$ 1,346,364

See accompanying notes to financial statements.

Statements of Income

For the years ended September 30, 2005 and 2004

	2005	2004
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 551,750	$ 321,705
Commissions from other securities	168,225	924,973
Revenue from sales of investment company shares	808,547	570,263
Fees for account supervision, investment advisory and administrative services	5,247,673	3,790,864
Other income	398,881	98,342
Total commission and other income	7,175,076	5,706,147
Expenses		
Salaries and employment costs for stockholder officers	560,432	281,856
Other employee compensation and benefits	3,693,894	3,198,801
Regulatory fees and expenses	31,431	30,407
Other expenses	2,055,008	1,820,253
Total expenses	6,340,765	5,331,317
Income before provision for income tax expense	834,311	374,830
Provision for income tax expense	353,664	141,680
Net Income	$ 480,647	$ 233,150

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2005 and 2004

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2003	$ 502,000	$ 118,465	$ 620,465
Net income		233,150	233,150
Dividends paid and accrued	-	(233,150)	(233,150)
Balance at September 30, 2004	502,000	118,465	620,465
Net income	-	480,647	480,647
Dividends paid and accrued	-	(480,648)	(480,648)
Balance at September 30, 2005	$ 502,000	$ 118,464	$ 620,464

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 480,647	$ 233,150
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization expense	71,307	61,915
Provision for deferred income tax expense	19,500	75,300
Net change in:		
Receivables from brokers or dealers	(14,211)	(27,015)
Other income receivable	(26,328)	(124,855)
Other assets	(35,931)	31,141
Accrued expenses	(145,635)	182,522
Deferred revenue	26,507	130,342
Other liabilities	175,234	28,003
Net cash provided by operating activities	551,090	590,503
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(46,935)	(42,851)
Acquisition of intangible asset	-	(109,050)
Net cash used by investing activities	(46,935)	(151,901)
Cash flows from financing activities		
Dividends paid	(563,151)	(60,000)
Repayment of note payable	-	(150,000)
Net cash (used) provided by financing activities	(563,151)	(210,000)
(Decrease) Increase in cash and cash equivalents	(58,996)	228,602
Cash and cash equivalents at beginning of period	802,044	573,442
Cash and cash equivalents at end of period	$ 743,048	$ 802,044

Supplemental disclosures

Cash paid during the year for:		
Interest expense	$ -	$ 87
Income taxes	$ 152,940	$ 13,969

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., ("EFS") is a fully disclosed introducing broker-dealer and registered investment advisor. EFS is member of the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the "SEC") and the Financial and Operational Combined Uniform Single ("FOCUS") report thereunder. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

During the year ended September 30, 2004, EFS completed a statutory merger with John W. Rafal and Associates, Inc. ("JWR&A"). Prior to the merger, the companies existed under common control and therefore the transaction has been accounted for using the pooling-of-interests method ("pooling method").

The pooling method accounts for a business combination as the uniting of the ownership interests of two or more companies. The recorded assets and liabilities of each company are carried forward to the combined entity at their recorded amounts. Income of the combined entity includes the income and expenses of each company for the entire fiscal period in which the combination has occurred. The financial statements for prior periods are also combined and restated as if the two companies have always been combined. Thus, the financial statements of EFS includes the assets, liabilities and equity accounts of JWR&A at September 30, 2004, as well as the income and expense accounts for the year ended September 30, 2004.

JWR&A was engaged in the business of portfolio management, insurance sales, retirement planning and investment security brokerage. It earned fees and commission on transactions it placed on behalf of its customers.

3. Summary of Significant Accounting Policies

Use of Estimates

In preparing the financial statements, management is required to make estimated and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

EFS considers all highly liquid investments with a maturity of three months or less to be cash equivalents. At September 30, 2004, cash equivalents included money funds of $13,545 held in brokerage accounts, which are considered securities.

Included in cash is a $100,000.00 clearing deposit required to be held at EFS's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2005 and 2004 of $49,496 and $45,558 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $42,262 and $40,860 for the year ended September 30, 2005 and 2004, respectively.

Notes to Financial Statements

Intangible Asset

In December, 2003, EFS paid certain fees related to client retention in the amount of $109,050. These costs have been capitalized and are being amortized on a straight line basis over a five year period. Accumulated amortization was $ 38,168 and $16,358 at September 30, 2005 and 2004, respectively.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. EFS has no financial instruments with off-balance sheet risk.

5. Net Capital and Other Regulatory Requirements

EFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2005, EFS's regulatory net capital of $140,012 exceeded required net capital by $90,012. Aggregate indebtedness was $699,502, resulting in a ratio of aggregate indebtedness to net capital of approximately 5.00 to 1.

EFS does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

6. Operating Leases

EFS leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

	Amount
Year ending September 30, 2006	$ 33,085
2007	30,464
2008	30,464
2009	27,926
Total minimum lease payments	$ 121,939

7. Rent

In January, 2004, EFS assumed a ten year lease agreement from JWR&A to rent its office space from Rafal Family Limited Liability Company, a related party. The lease calls for an annual fixed rent of $143,220 plus real estate taxes, and common area charges assessed against the premises. The original lease agreement began in 1998, and EFS has three renewal options for terms of five years each.

The following is a schedule of the future minimum rental payments called for under the lease:

	Amount
Year ending September 30, 2006	$ 143,220
2007	143,220
2008	95,480
Total minimum rental payments	$ 381,920

Rent expense for the year ended September 30, 2005 and 2004 was $156,736 and $162,388, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2005 and 2004 consists of the following components:

	2005		
	Current	Deferred	Total
Federal income tax expense	$ 259,797	$ 15,750	$ 275,547
State income tax expense	74,367	3,750	78,117
Provision for income tax expense	$ 334,164	$ 19,500	$ 353,664

	2004		
	Current	Deferred	Total
Federal income tax expense	$ 51,292	$ 60,800	$ 112,092
State income tax expense	15,088	14,500	29,588
Provision for income tax expense	$ 66,380	$ 75,300	$ 141,680

Notes to Financial Statements

8. Income Taxes – *(Continued)*

EFS's total deferred tax assets at September 30, 2005 and 2004 consist of the following:

	2005	2004
Deferred tax assets		
Expenses recorded for books but not tax	$ 37,700	$ 50,037
Deferred tax liabilities		
Depreciation expense	(27,600)	(20,437)
Net deferred tax assets	$ 10,100	$ 29,600

9. Profit Sharing Contributions

EFS maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2005 and 2004 was $155,862 and $149,412, respectively.

10. Concentrations of Credit Risk

EFS maintains its cash in local financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At September 30, 2005, uninsured cash balances were approximately $635,000.

EFS also maintains cash equivalents, consisting of money funds, which are considered securities and are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2005, the money funds balances were approximately $104,000.

11. Related Party Transactions

EFS paid management fees of $360,000 to Essex Savings Bank, a related party, during the year ended September 30, 2005.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2005

Computation of Net Capital:		
Total stockholders' equity		$ 620,464
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 174,618	
Commissions receivable - 12B-1 fees	184,134	
Other assets	121,700	
Total non-allowable assets		480,452
Net capital before haircuts on securities positions		140,012
Haircuts on securities - other securities		-
Net capital		$ 140,012
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 699,502
Total aggregate indebtedness		$ 699,502
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 46,633
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 90,012
Excess net capital at 1000%		$ 70,062
Ratio of aggregated indebtedness to net capital		5.00
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2004:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 620,464
Audit adjustments:		
None	$ -	
		-
Net capital		$ 620,464